Filed by: AT&T Inc.

Commission File No.: 001-08610

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Discovery, Inc. (Commission File No.: 001-34177)

The following is a press release issued by AT&T Inc. on May 24, 2021:

AT&T Chief Executive Officer John Stankey

Updates Shareholders

DALLAS, May 24, 2021 — John Stankey, chief executive officer of AT&T Inc.* (NYSE:T), spoke today at the J.P. Morgan Global Technology, Media and Communications Conference, where he provided an update to shareholders.

Underlying Business Momentum Supports Strategic Focus

Stankey said that he and AT&T’s board of directors considered a variety of opportunities for the company, and that the strategic separation of its media and communications operations reflects their confidence in the underlying market momentum in both businesses.

In AT&T Communications, over the last three quarters the company has posted the best wireless postpaid net adds in more than a decade. And the company recorded its best ever fiber gross adds in the first quarter of 2021, with about 70% of those new to AT&T. On a net basis, fiber subscribers were up more than 1 million, or 25%, versus the first quarter of 2020, with penetration more than 35% across the company’s fiber base as of the first quarter of 2021.

WarnerMedia delivered strong results in the first quarter of 2021, as well, with domestic HBO Max and HBO subscribers1 up 11.1 million since the launch of HBO Max in the second quarter of 2020, reaching more than 44 million. This strong momentum comes ahead of the recently announced ad-supported subscription tier of HBO Max priced at $9.99 per month, which will launch in the United States the first week of June. HBO Max will begin expanding internationally in June targeting 60 countries in Latin America and Europe in 2021. WarnerMedia also continues to invest in content and ramp up production as pandemic-related restrictions abate giving all of its distribution channels, including HBO Max, a robust lineup of content to continue to engage and delight viewers.

WarnerMedia-Discovery Deal Improves Financial Flexibility

Stankey said that the WarnerMedia-Discovery transaction will significantly improve AT&T’s financial flexibility by providing $43 billion (subject to adjustment) for debt reduction through a combination of cash, debt securities and WarnerMedia’s retention of certain debt. This debt reduction allows the company to progress toward the end-of-year 2023 leverage ratio target of less than 2.5x2 while increasing investment in growth areas of 5G and fiber.

Post close, Stankey said he believes that having a clear ownership separation between AT&T and WarnerMedia gives AT&T the opportunity to align its investor base in the communications business with a focused total return capital allocation strategy. He said he expects that increased investment in 5G and fiber will support longer-term growth and healthy returns for shareholders.

A Unique Opportunity to Support Improved Market Positioning

The combination of WarnerMedia with Discovery and subsequent opportunity to materially increase investment in AT&T’s core communications business provides a unique opportunity to improve both businesses’ market positioning.

AT&T shareholders will own 71% of the shares in the new media company. It will have not only global direct-to-consumer (DTC) distribution capabilities but also a robust content library and the ability to create compelling new content, both of which are imperative to successfully compete in DTC on a global basis. Combining

WarnerMedia with Discovery also will give the new company an opportunity to drive efficiencies that can be reinvested into content and digital innovation and used to scale the global DTC business. Ultimately, Stankey noted that in addition to these synergies value is also expected to be created for shareholders both by unlocking WarnerMedia from AT&T as a parent company and by accelerating the new company’s ability to scale.

AT&T is confident the new company can deliver on the expected cost synergies of $3 billion per year given Discovery’s proven track record, including delivering synergies from its Scripps acquisition that were more than two times original projections. For the combination with WarnerMedia, the companies expect significant synergies from technology, marketing and platform savings with consolidation of DTC capabilities. Additional synergies are expected from corporate overhead and SG&A savings, particularly for domestic networks as well as opportunities to reduce duplicate initiatives designed to support growth in each of the standalone entities.

Stankey also reiterated that Discovery is the right company to combine with WarnerMedia given the complementary assets. Confidence in the combination is reflected by the fact that holders of approximately 44% of Discovery stock have already indicated they will vote in favor of the transaction.

In AT&T’s remaining communications-focused business, the company is at the crossroads of two technology transitions — 5G and fiber. Following close of the WarnerMedia Discovery transaction, AT&T will have the financial flexibility to boost investment to historically high levels that are also significantly above its competitors’ planned investments.

AT&T’s expected capital expenditures of around $24 billion per year from 2022 to 2024 builds on its existing position as one of the largest investors in digital infrastructure and connectivity in the United States. This investment will allow AT&T to meet substantial, long-term demand for connectivity by delivering broadband access to millions more households with plans to expand the company’s fiber footprint to cover 30 million customer locations by year-end 2025, and expectations for its 5G C-band network to cover 200 million people in the U.S. by year-end 2023. AT&T also believes it will be able to better compete against companies offering alternate technology solutions, some of which lack the proven ability to meet customers’ growing connectivity needs.

Total Return Strategy Focused on Creating Attractive Shareholder Returns

Stankey noted that the company’s total return capital allocation strategy is focused on driving long-term shareholder returns. Management’s goal is to provide both WarnerMedia and AT&T Communications the ability to invest the capital needed by both businesses and access to capital to do so.

He said that AT&T’s expected robust free cash flows of $20 billion plus2 per year post closing gives him and the board confidence in AT&T’s ability to pay the dividend and invest at elevated levels. This free cash flow guidance reflects confidence in the company’s ability to generate EBITDA growth via continued success in mobility and improvements in the consumer wireline business from increased fiber investments and steady management of the company’s business wireline operations. Additional support will come from plans to realize incremental transformation cost savings of $1.75 billion to $2 billion by 2023 — with some of the savings expected to be reinvested to support growth initiatives; expected annual cash distributions from DIRECTV of about $1 billion; and lower cash interest costs after using the approximately $50 billion in proceeds from the pending WarnerMedia and DIRECTV transactions to de-lever the balance sheet.

Attractive Dividend. AT&T does not expect changes to the dividend prior to the close of the WarnerMedia-Discovery transaction, which is expected to occur in mid-2022. Stankey reiterated that after close and subject to AT&T Board approval, AT&T is expected to continue to be among the top 5% of dividend paying stocks with an anticipated annual dividend level of $8 billion to $9 billion per year. Also at close, existing shareholders of AT&T will continue to hold their shares in AT&T but will also hold 71% of shares of the new media company. The expected value of those shares based on the capitalization as of May 14, 2021, is in the $7-$8 range per share of AT&T stock, or the equivalent of 4+ years of AT&T’s current annual dividend, tax free.

Stockholders will have optionality to maintain their stake in the new media company and benefit from any appreciation, or, for those who prefer dividend income, they may sell their shares of the new media company and reinvest in dividend stocks, including AT&T.

Looking Ahead. Following close of the WarnerMedia transaction and on a pro forma basis, AT&T expects:

•	Annual revenue growth: low single digits CAGR

•	Annual adjusted EBITDA and adjusted EPS growth: mid-single digit CAGR

•	Significant debt reduction with Net Debt to Adjusted EBITDA[2] in the 2.6x range after close, moving to less than 2.5x by year end 2023

•	Attractive dividend, subject to AT&T Board approval, with an annual dividend payout ratio[3] of 40% to 43% on anticipated free cash flow of $20 billion plus

•	Optionality to repurchase shares once Net Debt to Adjusted EBITDA is less than 2.5x

Stankey reiterated that the company will remain diligent in examining its asset portfolio, stepping up investment levels to support growth where needed, to refine and optimize the returns and fuel further investment, and to monetize assets where there are opportunities to drive additional shareholder value.

The WarnerMedia-Discovery transaction is anticipated to close in mid-2022, subject to approval by Discovery shareholders and customary closing conditions, including receipt of regulatory approvals.

[1]

Domestic HBO Max and HBO subscribers consist of accounts with access to HBO Max (including wholesale subscribers that may not have signed in) and HBO accounts, and exclude free trials and Cinemax subscribers.

[2]

Net Debt to Adjusted EBITDA ratios are non-GAAP financial measures that are frequently used by investors and credit rating agencies to provide relevant and useful information. AT&T’s Net Debt to Adjusted EBITDA ratio is calculated by dividing the Net Debt by the sum of the most recent four quarters Adjusted EBITDA. Adjusted EBITDA estimates depend on future levels of revenues and expenses which are not reasonably estimable at this time. Accordingly, we cannot provide a reconciliation between Adjusted EBITDA and the most comparable GAAP metric without unreasonable effort.

[3]

Dividend payout ratio is total dividends paid divided by free cash flow. Free cash flow is a non-GAAP financial measure that is frequently used by investors and credit rating agencies to provide relevant and useful information. Free cash flow is cash from operating activities minus capital expenditures. Due to high variability and difficulty in predicting items that impact cash from operating activities and capital expenditures, the company is not able to provide a reconciliation between projected free cash flow and the most comparable GAAP metric without unreasonable effort.

Cautionary Statement Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Magallanes, Inc. (“Spinco”), and Discovery, Inc. (“Discovery”) constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Discovery stockholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statements that will be filed with the SEC in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the Securities and Exchange Commission. Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between AT&T, Spinco, and Discovery. In connection with the proposed transaction, AT&T, Spinco and Discovery intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 by Discovery that will contain a prospectus of Discovery and Spinco that also constitutes a proxy statement of Discovery, and a registration statement by Spinco. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the proxy statement/prospectus (when available) as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

AT&T and its directors and executive officers, and Discovery and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery capital stock and/or the offering of Discovery securities in respect of the proposed transaction. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Discovery is set forth in the proxy statement for Discovery’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

*About AT&T

AT&T Inc. (NYSE:T) is a diversified, global leader in telecommunications, media and entertainment, and technology. Consumers and businesses have more than 225 million monthly subscriptions to our services. AT&T Communications provides more than 100 million U.S. consumers with entertainment and communications experiences across mobile and broadband. Plus, it serves high-speed, highly secure connectivity and smart solutions to nearly 3 million business customers. WarnerMedia is a leading media and entertainment company that creates and distributes premium and popular content to global audiences through its consumer brands, including: HBO, HBO Max, Warner Bros., TNT, TBS, truTV, CNN, DC Entertainment, New Line, Cartoon Network, Adult Swim and Turner Classic Movies. Xandr, now part of WarnerMedia, provides marketers with innovative and relevant advertising solutions for consumers around premium video content and digital advertising through its platform. AT&T Latin America provides pay-TV services across 10 countries and territories in Latin America and the Caribbean and wireless services to consumers and businesses in Mexico.

AT&T products and services are provided or offered by subsidiaries and affiliates of AT&T Inc. under the AT&T brand and not by AT&T Inc. Additional information is available at about.att.com. © 2021 AT&T Intellectual Property. All rights reserved. AT&T, the Globe logo and other marks are trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks contained herein are the property of their respective owners.

For more information, contact:

Fletcher Cook

AT&T Inc.

Phone: 214-912-8541

Email: fletcher.cook@att.com